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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2017

Commission File Number 001-37915

FORTIS INC.
(Translation of registrant's name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 INCORPORATION BY REFERENCE

        The exhibits to this report on Form 6-K are hereby incorporated by reference into the registrant's Registration Statement on Form F-10 (File No. 333-214787), as amended and supplemented, and are made part thereof and exhibits thereto from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Exchange and Registration Rights Agreement dated as of October 4, 2016 among the registrant and the initial purchasers named therein (incorporated by reference to Exhibit 99.9 to the registrant's Form 6-K filed with the Commission on November 23, 2016)
99.4	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York
99.5	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario
99.6	Consent of McInnes Cooper, St. John's, Newfoundland and Labrador

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.
Date: May 31, 2017	/s/ DAVID C. BENNETT By: David C. Bennett Title: Executive Vice President, Chief Legal Officer and Corporate Secretary

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INCORPORATION BY REFERENCE
EXHIBITS
SIGNATURES